Tengasco, Inc.

10215 Technology Drive, Suite 301

Knoxville, TN 37932-4307

865.675.1554

865.675.1621 (facsimile)

Via EDGAR

October 16, 2007

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Tengasco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007

File No. 1-15555

Dear Mr. Hiller:

This letter is submitted by Tengasco, Inc. (the “Company”) in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated September 27, 2007 and sent to us by fax transmission on October 2, 2007 (the “Staff Letter”) regarding the Company’s Annual report on Form 10-K for the year ended December 31, 2006 which was filed on March 30, 2007 (File No. 1-15555) (the “Form 10-K”).

We believe that disclosure needed for sound investment decisions was in fact made in our original filing of the Form 10-K. However, in order to enhance the disclosure made in our original filing, we remain willing to amend the Form 10-K as set out below and as may be further suggested following your consideration of our responses and the receipt of any additional comments you may have to these responses.

For your convenience, we include the text of each of your comments for reference, together with our corresponding responses, below:

1. Please correct the Commission File Number on the cover of your annual report to be 001-15555; this took effect with your filing of the Form 8-A12B on December 15, 1999.

Response: We will amend the cover page to reflect the correct Commission File Number 001-15555.

2. We note you disclose measures of PV-l0 reserves in the amounts of $26,469,192 and $20,962,018. Please expand your disclosures to comply with Item 10(e) of Regulation S-K for non-GAAP measures, including a reconciliation to the most comparable amount that is based on GAAP, which would be the standardized measure. Further, while you have identified two figures associated with December 31, 2006, it appears that your PV-10 amount of $20,962,018 does not correspond to this or any of the other dates presented in your table on page F-32. Please revise your disclosure as necessary. Since you have not included taxes in your computation of the standardized measure on page F-32, please also expand your disclosure in that section to explain the reasons; it should be clear whether you have utilized only those tax deductions, credits and allowances relating to your proved oil and gas reserves, as stipulated in paragraph 30(c) of SFAS 69.

Response: The total proven reserve value as disclosed is $26,469,192 and the proven producing value is $20,962,018. Table F-32 is only for total proven (both volumes and value) corresponding only to the total proven reserve value of $26,469,192. The table does not include values for the proven producing category but includes only volumes for that category. In the future we can include separate values in the table for the proved producing category, but we do not feel that the table in its current form is overly broad or vague. In reference to the tax deduction disclosure, we have indicated in the table that those values are zero. Our NOL number is far in excess of many years of expected income (NOL’s being about $23,200,000, see pg F25). We have also discussed those income tax expenses in the following page (F-33 paragraph 3) so we believe that disclosure of tax deductions, credits, and allowances is in compliance with paragraph 30(c) of SFAS 69 as filed.

3. We note your disclosure stating your inventory consists of crude oil in tanks and is carried at market value. According to Chapter 4, Statement 9 of ARB 43, inventory must meet three criteria in order to be stated above cost:

•	inability to determine appropriate approximate costs;
•	immediate marketability at quoted market price; and
•	unit interchangeability.

Further, according to paragraph 15 of EITF 02-03, the rescission of EITF 98-10 eliminated any basis for recognizing physical inventories included in energy trading activities at fair value, except as provided by other guidance under higher categories of GAAP. Please re-evaluate your accounting policy, and restate your financial statements as necessary. You may refer to additional guidance available on our website in Section II.F.2 of the March 31, 2001 Division of Corporation Finance; Frequently Requested Accounting and Financial Reporting Interpretations and Guidance at http:/www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P269 55755

Response: Prior to 2006 the Company met all three criteria for carrying inventory at market price, however with the sale of the Kansas Gas Field, the Company is now able to approximate its’ inventory cost. The Company evaluates the inventory at the lower of cost or market value and has determined the difference to be immaterial, therefore has not adopted a change in accounting method. The Company has adopted SAB 108, and will implement changes under its guidance when a material variance emerges (likely for the year ended December 31, 2007). The Company engages in no energy trading activities so, based on the scope considerations as set forth in paragraph 1 of EITF 02-03, considerations inherent in paragraph 15 of EITF 02-03 referred to in your comment were not considered applicable.

4. We note your disclosure that you include any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. Please tell us the methodology you have employed in establishing a general reserve for uncollectible accounts and the authoritative accounting guidance you have relied upon in formulating your methodology.

Response: The Company’s accounts receivable are monitored for any necessary reserve for uncollectible balances.  The Company evaluates the need for a general reserve in the overall allowance for doubtful accounts when deemed necessary. As a historical matter, all of the Company’s receivables have been collected within 20 days of the end of the reporting period. In the twelve-year history of the Company there has never been a write-down on a receivable. This language is in the filing in order to allow flexibility in the future. We believe the disclosure is correct as stated in the filing.

5. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

Response: We will provide a copy of our reserve report as of December 31, 2006. This is available only in hard copy and will be delivered to your physical address set forth in the Staff Letter unless you indicate a different address.

6. Please reconcile your statement in the third paragraph under this heading, stating that the experienced decline in the Swan Creek field from the existing wells was "expected and predictable" with the fact that in the last two years you have revised the proved gas reserves downward by almost 50%, suggesting the expected decline had not been taken into account in preparing your prior reserves estimates.

Response: The experienced production rate and rate of production decline in Swan Creek has remained in the expected and predictable range of previous decline curve analysis. As to reserves, the Company has continued to have downward revisions on total Swan Creek gas reserves, as the Company’s has no present intent to drill undeveloped Swan Creek properties (PUD’s), the Company’s intentions rather being to focus our limited cash flows into drilling in Kansas from which we have experienced better production and reserve-building rates. PUD’s have not been included in the Swan Creek 2006 reserve report and we have also removed from the reserve report most of the reserves attributed to PDNP (proved developed nonproducing) behind pipe zones. This too was disclosed in the Form 10-K, at the top of page 6. Consequently, as stated in paragraph 3 on page 5 to which you refer, Swan Creek actual production levels experienced do in fact reflect only the expected declines, and the reserve report reflects those expected declines together with the effects of removing the PUDs and PDNP’s from the reserve report. These statements in the Form 10-K take into account that the entire Swan Creek reserves are relatively small and the percentage effect of the removal of the PUD’s and PDNP’s will have a correspondingly larger apparent effect on the percentage calculations of change. Accordingly, your comment that this may be “...suggesting that the expected decline had not been taken into account in preparing your previous reserve estimates” is incorrect as such declines in actual production levels have always been a part of such reserve estimation and the declines used have been in line with the declines actually experienced to date. Accordingly, we believe this disclosure in the Form 10-K is both complete and correct as currently written.

7. Please include a risk factor discussing the possibility that reserve estimates may be subject to material downward revisions. We expect this would appropriately clarify that you have revised your gas reserves downward by almost 70% in the last three years; and address the implications of this on your current and future results of operations.

Response: The Form 10-K currently contains (at page 17) a risk factor that is entitled “The Company’s Failure to Find or Acquire Additional Reserves Will Result in the Decline of the Company’s Reserves Materially From Their Current Levels” This risk factor directly addresses that the Company’s proved reserves will decline materially as production from its properties declines, unless additional reserves are acquired; drilled or explored for, or new zones are discovered, or new techniques are applied. We believe this existing risk factor fully addresses the matters raised in this comment. Your reference in the comment to a downward revision “by almost 70%” in the gas reserves in the last three years may suggest a belief that the downward revision was based on production decline alone, which it was not as explained in our responses to other comments and in our filing. As noted, the downward revision in gas reserves also results from (1) a sale of the Reichel Field Kansas Properties in 2005 (incidentally a good move it turns out, as that field is now shut in by new owner for lack of pipeline market) which sale resulted in 2.35 BCF of downward reserve revisions or about 35% of the total downward revisions mentioned; and (2) the removal of PUD’s and PDNP’s as described in the fourth paragraph of Swan Creek Production and Development beginning on page 5 of the filing. As a result we believe no further risk factor is necessary.

8. Although you disclose some of the information required by Item 102 of Regulation S-K for your principal properties, you do not disclose all of the required information. Please expand your disclosure to include details about production, reserves, nature of your interest, location and development for your principal properties. If you have properties that are of a significant interest, provide more detailed information and maps.

Response: We are not certain precisely what required information as to our principal properties has not been disclosed. Instruction 3 to Item 102 of Regulation S-K provides that with respect to an extractive enterprise such as the Company that “material information shall be given as to production, reserves, locations, development and the nature of the registrant’s interest.” We believe that all of that information is amply provided in the Company’s Form 10-K as filed. Item 2 - Properties of the Form 10-K sets forth full disclosure of these items. In addition, the tables set forth in this Item comply with the requirements of Item 802 of Regulation S-K, Industry Guide 2, relating to disclosure of oil and gas operations. In addition, the Company’s principal properties are in Kansas and Tennessee and are also described at some length on pages 1-5 of Item 1 of the Form 10-K. We believe that all required detail for our principal properties is provided by these disclosures. We believe that specific information and maps of lease and well locations in our principal properties in Kansas is not only unnecessary for full disclosure but would be harmful to the Company’s competitive interest in Kansas in leasing and exploring neighboring areas for potentially productive properties. The harm would result by such detailed information providing a roadmap to our competitors as to where we think additional production may be likely to occur and provide them with the opportunity to use our own information to lease property of interest and preclude the Company from doing so. Other than these principal properties for which we believe full disclosure has been made, we have no other properties that are of a significant interest for which there is any additional disclosure that can be made.

9. Please disclose the reasons for the significant changes in your year-to-year reserves to comply with paragraph 11 of SFAS 69. For example, we note significant revisions in oil and gas volumes in all reported years, and a significant sale of reserves in 2005, shown in your reserve table on page F-31; your explanations should encompass these observations.

Response: We believe our disclosure of the reserve revisions contained in the filing are sufficient, having described the increases in oil production and reserves, and the gas revisions resulting from sale of properties and the Company’s decision to not drill for gas in Swan Creek on page 2-6 of the 10-K and F-29. However, the Company would consider supplementing the portion of Footnote #21 titled “Oil & Gas Reserves (unaudited)”. The nature of the supplementation would be to add one break-out subcategory (“Improved Recovery”) in the existing table and to add the new text set out below after the table. All changes are highlighted in yellow below for ease in reference. Please note that no change to the overall figures set out in the original filing results from the new broken-out subcategory, and therefore no restatement is accomplished by this amendment. As supplemented, this section would contain further explanation of all the changes in reserves In the future, the Company would include any such additional material at a different location in the filing than in a footnote to the financials.

***

Oil and Gas Reserves (unaudited)

The following table sets forth the Company’s net proved oil and gas reserves at December 31, 2006, 2005 and 2004 and the changes in net proved oil and gas reserves for the years then ended. Proved reserves represent the quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions. Reserves are measured in barrels (bbls) in the case of oil, and units of one thousand cubic feet (Mcf) in the case of gas.

	Oil (bbls)*	Gas (Mcf)**

Balance, December 31, 2003	1,371,134	14,344,703
Discoveries and extensions	41,054	-
Revisions of previous estimates	(190,585)	(5,913,179)
Production	(131,603)	(484,524)

Balance, December 31, 2004	1,090,000	7,947,000
Discoveries and extensions	25,768	-
Sale of Reserves	-	(2,350,000)
Improved Recovery	79,600	-
Revisions of previous estimates	323,647	(629,633)
Production	(144,552)	(204,128)
Proved reserves at December 31, 2005	1,374,463	4,763,239

Discoveries and extensions	80,000	-
Revisions of previous estimates	336,272	(3,318,074)
Improved recovery	110,460	-

Production	(189,189)	(138,078)
Proved reserves at December 31, 2006	1,712,006	1,307,087

Proved developed producing reserves at December 31, 2006	1,358,532	1,264,527
Proved developed producing reserves at December 31, 2005	1,091,135	2,814,306
Proved developed producing reserves at December 31, 2004	783,000	5,342,000

*Oil

During the last two years, the Company has added to its proven oil reserves at year-end 2004 on existing properties in Kansas in four ways. This has resulted in significant upward revision to the total proved oil reserves. First, the end-of-year price point for the year ending December 31, 2005 (p. F-34 paragraph 1) played a large role, resulting in 175,285 additional barrels of oil being added to reserves. This occurred because the higher price allowed the time of profitable well life to be extended, in view of the higher prices being able to exceed operating expenses for a longer period of time, thereby adding the volumes produced during that extended time to current reserves. Second, the Company experienced increased cash flow from those higher prices, permitting the Company to implement improved recovery techniques on its existing wells (for example, polymer treatments) which resulted in the addition of 79,600 barrels of new reserves that would not have occurred without the improved recovery techniques. Third, the Company increased its reserves by drilling additional wells. The Company drilled 7 gross development wells (p. 27) which added 25,768 barrels of oil. Fourth, the Company implemented an aggressive 3D seismic program on existing properties that resulted in the addition of 148,362 barrels of oil in the “Proved-Undeveloped” category (“PUD”).

Similarly in 2006 upward revision in oil reserves were made in the same four ways. Pricing played a smaller role. Changes in pricing from year-end 2005 levels (p. F-33) contributed 20,120 barrels of oil, improved recovery techniques accounted for another 110,460 barrels of proved reserves. The Company’s sole focus of drilling in 2006 was upon drilling for oil in Kansas, and the Company drilled some of the locations established in 2005 in the PUD category plus newly-found 3D locations, which resulted in 80,000 barrels of additional proved volumes. In 2006 the Company also added another ten locations in the PUD category from its 3-D seismic exploration efforts, resulting in 316,152 of additional barrels of total reserves.

**Gas

Downward revisions in the Company’s gas reserves have occurred since year end 2004 as a result of multiple factors and events. In 2005 a sale of 2.35 BCF of reserves occurred (Kansas Gas Sale, monetary results are discussed on p. 34, footnoted on p. 26) impacting the 2005 gas reserves with the largest downward revision. In 2005 the Company also had a downward revision to the PDNP primarily in Swan Creek of 629,633 Mcf because the

Company did not intend to seek to recover the potential reserves behind pipe in existing Swan Creek gas wells. The Company’s focus upon drilling with the Company’s limited resources for oil in 2006, together with the marked drop in gas prices from 2005 and the modest 2006 production history of the two Swan Creek gas wells drilled in 2004 eliminated the Company’s intent to drill further in Swan Creek (described in p. 5). As a result the Company removed all Swan Creek gas in the PUD and almost all in the PDNP categories. The lower gas prices from 2005 to 2006 resulted in a downward reserve revision of 1300 Mcf and the removal of the PUD category resulted in a downward revision on Swan Creek gas of 799 Mcf. An additional change of 1219 Mcf occurred in the PDNP category resulting from the removal of all but three future behind-pipe completions for shallow gas in Swan Creek. The Company’s year-end 2006 reserve report and future reserve reports for Swan Creek gas reserves will accordingly reflect only the value of proved producing properties, and will contain zero volumes and values for PUD’s and only 425 MCF for PDNP. However, in the event gas prices increase sufficiently to suggest the possibility of additional gas exploration being economical, these categories may again be assigned an appropriate value. There can be no assurance that this will ever occur.

***

In connection with responding to your comments the Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will await further comment from you with regard to the Company’s responses to the comments set forth in the Staff Letter (except comment number 1 as to which we will correct the filing number) before preparing and filing any amended pages of the Form 10-K as may be indicated in response to items 2-9 above to enhance the overall disclosure currently provided therein. We emphasize that it is the Company’s position no restatement of the financials is required by any of the comments made in Staff Letter and consequently no restatement of any financial statement is necessary to meet the comments you have made. The Company continues to believe that the disclosure contained in its Form 10-K is sufficient to provide all information required to provide investors with the opportunity to make informed investment decisions.

Please contact the undersigned with any questions or comments on the above

Respectfully,

Tengasco, Inc.

By: s/Jeffrey R. Bailey

JEFFREY R. BAILEY, Chief Executive Officer

cc: Mark A. Ruth,

Chief Financial Officer
Cary V. Sorensen, Esq.